NetWire LLC
Balance Sheet
(Unaudited)

	December 31, 2022
ASSETS	
Cash	$ -
Total current assets	-
Total assets	$ -
LIABILITIES AND MEMBERS' EQUITY	-
Total current liabilities	
Commitments and contingencies	-
Common Units, no par value;11,911,765 units issued and outstanding	
Members' equity	1,300,000
Accumulated deficit	(1,300,000)
Total members' equity	-
Total liabilities and members' equity	$ -